EXHIBIT 99.1

Caledonia Mining Corporation Plc: Publication of 2023 ESG Report

Caledonia has enhanced its sustainability reporting to align with GRI and SASB standards

ST HELIER, Jersey, Aug. 01, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) (NYSE AMERICAN, AIM and VFEX: CMCL) announces the publication of its 2023 ESG Report. The full report is available on the Company's website at www.caledoniamining.com/esg/esg-reports/.

Caledonia has enhanced its sustainability reporting to align with the Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) standards for the first time. This reflects the Company’s sustainable business principles and significance of environmental, social, and governance (ESG) management in its corporate strategy.

Mark Learmonth, Chief Executive Officer, said:

“I am pleased to present Caledonia’s fourth annual ESG report, and our first prepared in line with the GRI, increasing the robustness of our ESG linked disclosures and overall transparency. This was one of several steps taken in 2023 to reinforce our commitment to ESG and responsible operations. We also appointed Colleen Parkins as Head of ESG, a new management level position at Caledonia, ensuring that ESG is fully integrated into our everyday discussions and decision making.

“A major operational highlight in 2023 was the substantial 14% reduction in Scope 1 and 2 greenhouse gas emissions; this was made possible following the installation of our 12.2 MWac solar plant, which has decreased our reliance on both the local grid and diesel generators.

“We regard operating in Zimbabwe as exciting both in terms of geological and human potential and have long recognised that operating responsibly is not just a moral obligation, but a business imperative.

“As our sustainability processes and data capturing mature, we are confident that we will be able to develop emission reduction targets backed up by climate science and geographic realities. While proud of the progress made to date, we know there remains more to do, and we look forward to further updating you in our next report on our progress on our continued efforts to operate responsibly and sustainably while maximising benefits for our stakeholders.”

2023 Highlights

Environment:

  14% reduction in Scope 1 and 2 greenhouse gas emissions
  62% reduction in diesel used in generators
  18% of total water consumption consisting of recycled water

Health and Safety:

  Total Injury frequency rate (TIFR) of 0.96 (2022:0.75)
  505 employees completed safety training programmes

Supporting Local Communities:

  100% local employment at Blanket Mine and 92% local suppliers
  US$1.5m spent on corporate social responsibility at Blanket Mine (2022: $0.9m)
  US$19.2m total payments to Government (2022: US$ 19.2m)

Diversity and Inclusion:

  $147,038 spent on community support for women
  11% female representation on Board of Directors; this has risen to 25% in 2024
  33% female representation among senior corporate management

Enquiries:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 800
Camilla Horsfall	Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)	Tel: +44 207 397 1965
Adrian Hadden	Tel: +44 131 220 9775
Pearl Kellie

Panmure Liberum Limited (Joint Broker)
Scott Mathieson/Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)
Gordon Poole	Tel: +44 20 3757 4980
Julia Tilley
Elfie Kent

3PPB (Financial PR, North America)
Patrick Chidley	Tel: +1 917 991 7701
Paul Durham	Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)	Tel: +263 (242) 745 119/33/39
Lloyd Mlotshwa